SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: December 15, 2011	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-730-1307 chesha_gibbons@chipmos.com David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS NOVEMBER 2011 REVENUE; REITERATES OUTLOOK; COMMENCES SHARE REPURCHASE

Hsinchu, Taiwan, December 15, 2011 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported its unaudited consolidated revenue for the month of November 2011. The Company also announced it has commenced its previously announced share repurchase program of up to US$10 million of the Company’s common shares. The Board approved share repurchase underscores the Company’s continued commitment to its shareholders.

Revenue for the month of November 2011 was NT$1,524.9 million or US$50.3 million, a decrease of 6.0% from the month of October 2011 and an increase of 9.3% from the same period in 2010. (All translations from NT dollars to U.S. dollars were made at the exchange rate of NT$30.31 against US$1.00 as of November 30, 2011.)

The Company noted that with revenue of NT$3,147.8 million or US$103.8 million for the first two months of the fourth quarter 2011, the quarter is developing inline with prior guidance reflecting customer order stability despite weakness in the broader global market. Strength in higher margin testing services helped offset expected declines in bumping and assembly services. The Company continues to expect fourth quarter of 2011 revenue to be flat to up or down in the single digits, as compared to third quarter of 2011 revenue of NT$4,461.5 million with gross margin on a consolidated basis in the range of 4.0% to 9.0%.

Consolidated Monthly Revenues (Unaudited)

	November 2011	October 2011	November 2010	MoM Change	YoY Change
Revenues (NT$ million)	1,524.9	1,622.9	1,394.8	-6.0%	9.3%

Revenues (US$ million)	50.3	53.5	46.0	-6.0%	9.3%

ChipMOS’ November 2011 consolidated revenues included revenues of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc., MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”), and ThaiLin Semiconductor Corp. (“ThaiLin”).

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.